

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2024

Douglas Davis
Chief Executive Officer
Bannix Acquisition Corp.
300 Delaware Avenue, Suite 210 #301
Wilmington DE 19801

> **Re: Bannix Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 26, 2024**
> **File No. 001-40790**

Dear Douglas Davis:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Stephen Fleming